March 5, 2026

Adam Laponis
Chief Financial Officer
Twist Bioscience Corporation
681 Gateway Blvd
South San Francisco, CA 94080

       Re: Twist Bioscience Corporation
           Form 10-K for Fiscal Year Ended September 30, 2025
           File No. 001-38720
Dear Adam Laponis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences